Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 10-K of Premier Exhibitions, Inc. and subsidiaries (the Company) for the year ended February 28, 2009 of our reports dated May 7, 2009 incorporated by reference in its Registration Statements (Form S-3 No. 333-148756; and Form S-8 Nos. 333-140477 and 333-138534) relating to the consolidated balance sheet of the Company as of February 28, 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the year ended February 28, 2009, and the effectiveness of internal control over financial reporting for the Company as of February 28, 2009.

/s/ Cherry, Bekaert & Holland, L.L.P.
Cherry, Bekaert & Holland

Atlanta, Georgia
May 7, 2009